VOTING RESULTS REPORT

Pursuant to Section 11.3 of National Instrument 51-102

OF

CUSAC GOLD MINES LTD.

(the "Company")

The Company eports that the following matter was voted upon by the Shareholders of the Company at the special meeting of Shareholders of the Company held on March 14, 2008 (the “Meeting”):

1.

A  special  resolution  approving  and  adopting  a  statutory  Plan  of  Arrangement  under Section 288 of the British Columbia Business Corporation Act among the  Company and its security holders and Hawthorne Gold Corp.

Votes For (% of votes)	Votes Against (% of votes)
93.42%	6.58%